Filed Pursuant to Rule 433
                                                          File No. 333-125499-03

----- Forwarded by Blake Catlett/NewYork/DBNA/DeuBa on 10/18/2006 09:54 PM ----- "DB CMBS, DEUTSCHE BANK SECURI"
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                                 Subject CD 2006-CD3 *UPDATE TO COLLATERAL
                                         INFORMATION FWP*

10/18/2006 09:47 PM



October 18, 2006

UPDATE to

Structural and Collateral Information Free Writing Prospectus dated October 9 2006 (the "Term Sheet FWP") and Free Writing Prospectus (identified as "Free Writing Prospectus, Dated October 9, 2006, to Prospectus Dated October 9, 2006") Dated October 9,2006 (the "October 9 FWP").

Deutsche Mortgage & Asset Receiving Corporation, Commercial Mortgage Pass-Through Certificates, Series CD 2006-C3

1. Structure Update for the front cover of the October 9 FWP:

      Class       Rating (S/M)      Size (MM)
      A-1         AAA/Aaa          78,000,000
      A-2         AAA/Aaa         338,700,000
      A-3         AAA/Aaa          97,400,000
      A-AB        AAA/Aaa          89,260,000
      A-4         AAA/Aaa         127,000,000
      A-5         AAA/Aaa       1,402,012,000
      A-1S        AAA/Aaa         204,985,000
      A-1A        AAA/Aaa         204,985,000
      A-M         AAA/Aaa         333,909,000
      A-J         AAA/Aaa         275,474,000
      B           AA+/Aa1          22,321,000
      C           AA/Aa2           53,571,000
      D           AA-/Aa3          31,249,000
      E           A+/A1            22,321,000
      F           A/A2             26,876,000
      XP          AAA/Aaa       3,504,824,000

2. Loan ID No. 8 (White Plains Plaza) identified on Annex A-1 to the October 9 FWP, with a balance as of the cut-off date of $80,000,000 (representing 2.23% of the initial pool balance and 2.52% of the initial loan group 1 balance as of the October 9 FWP) identified as having a hard lockbox on pages 68 and 72 of Annex B to the October 9 FWP, has a soft lockbox at closing, which springs hard upon an event of default.

3. Loan ID No. 9 (The Hay-Adams) and Loan ID No. 20 (Holiday Inn Dulles) each identified on Annex A-1 to the October 9 FWP (with balances as of the cut-off date of $75,000,000 and $34,800,000, respectively and representing 2.09% and 0.97%, respectively, of the initial pool balance and 2.36% and 1.10%, respectively, of the loan group 1 balance as of the October 9 FWP) has an open period of 6 months and 5 months, respectively, rather than 4 months and 3 months, respectively, as indicated on Annex A-1 of the October 9 FWP.

4. Loan ID No. 29 (Empirian Wildewood) identified on Annex A-1 to the October 9 FWP, with a balance as of the cut-off date of $24,560,000 (representing 0.69% of the initial pool balance and 5.99% of the initial loan group 2 balance as of the October 9 FWP) has tenant-in-common borrowers and has been added to the related list on page S-57 of the October 9 FWP.

5. Loan ID No. 63 (Presbyterian Allen MOB II) identified on Annex A-1 to the October 9 FWP, with a balance as of the cut-off date of $12,080,000 (representing 0.34% of the initial pool balance and 0.38% of the initial loan group 1 balance as of the October 9 FWP) permits future mezzanine debt and has been added to the related chart on pages S-159 of the October 9 FWP, as follows: combined maximum LTV ratio of 90%, combined minimum DSCR of 1.10x and intercreditor agreement required.

6. Loan ID No. 68 (Southlake Medical I) identified on Annex A-1 to the October 9 FWP, with a balance as of the cut-off date of $11,680,000 (representing 0.33% of the initial pool balance and 0.37% of the initial loan group 1 balance as of the October 9 FWP) has been removed from the mortgage pool.

7. Capitalized terms used but not defined in the following paragraphs have the respective meanings assigned to them in the October 9 FWP. Under the heading "Description of the Mortgage Pool?Split Loan Structures?The Ala Moana Portfolio Loan" therein, the October 9 FWP discusses a split loan structure referred to as the "Ala Moana Portfolio Loan Combination". It is expected that the Ala Moana Portfolio Subordinate Companion Loans will be sub-divided to create multiple "tranches" (i.e. levels) of subordinate Companion Loans, with each tranche of Ala Moana Portfolio Subordinate Companion Loans having a different payment priority. Notwithstanding the discussion in the October 9 FWP, the majority holders of the Ala Moana Portfolio Loan and the Ala Moana Portfolio Pari Passu Companion Loans will not be the Ala Moana Portfolio Controlling Holder unless one of the following two conditions exists with respect to each and every such tranche of Ala Moana Portfolio Subordinate Companion Loans: either (1) the holder or holders of more than 50% of the principal balance of the subject tranche of Ala Moana Portfolio Subordinate Companion Loans is the borrower or an affiliate thereof; or (2) a control appraisal event has occurred with respect to the subject tranche of Ala Moana Portfolio Subordinate Companion Loans. A "control appraisal event" will exist with respect to any tranche of Ala Moana Portfolio Subordinate Companion Loans of the same payment priority if (a) the initial principal balance of the subject tranche of Ala Moana Portfolio Subordinate Companion Loans, minus the sum of (i) any payments of principal allocated to, and received on, such tranche of Ala Moana Portfolio Subordinate Companion Loans, (ii) any Appraisal Reduction Amounts allocated to such tranche of Ala Moana Portfolio Subordinate Companion Loans and (iii) any losses realized with respect to such tranche of Ala Moana Portfolio Subordinate Companion Loans, is less than (b) 25% of (i) the initial principal balance of the subject tranche of Ala Moana Portfolio Subordinate Companion Loans, minus (ii) any payments of principal allocated to, and received on, such tranche of Ala Moana Portfolio Subordinate Companion Loans; provided that the holders of the subject tranche of Ala Moana Portfolio Subordinate Companion Loans can avoid such control appraisal event by posting cash collateral or a standby letter of credit satisfying the requirements, including with respect to the amount thereof and the ratings of any letter of credit provider, set forth in the Ala Moana Portfolio Co-Lender Agreement.

Deutsche Mortgage Asset & Receiving Corporation has filed with the Securities and Exchange Commission a registration statement under the Securities Act of 1933, as amended, with respect to the certificates offered in the October 9 FWP. However, this free writing prospectus does not contain all of the information contained in our registration statement. For further information regarding the documents referred to in this free writing prospectus, you should refer to our registration statement and the exhibits to it. Our registration statement and the exhibits to it can be inspected and copied at prescribed rates at the public reference facilities maintained by the SEC at its public reference room, 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Copies of these materials can also be obtained electronically through the SEC's internet website (http://www.sec.gov). This free writing prospectus is not an offer to sell or a solicitation of an offer to buy these securities in any state where such offer, solicitation or sale is not permitted.

The information in this free writing prospectus, if conveyed prior to the time of your contractual commitment to purchase any of the Certificates, supersedes any conflicting information contained in any prior similar materials relating to the Certificates. The information in this free writing prospectus may be amended or supplemented. This free writing prospectus is being delivered to you solely to provide you with information about the offering of the Certificates referred to in this free writing prospectus and to solicit an offer to purchase the Certificates, when, as and if issued. Any such offer to purchase made by you will not constitute a contractual commitment by you to purchase or give rise to an obligation by the underwriters to sell any of the Certificates, until the underwriters have accepted your offer to purchase Certificates; any "indications of interest" expressed by you, and any "soft circles" generated by us, will not create binding contractual obligations for you or us.

You are advised that the terms of the Certificates, and the characteristics of the mortgage loan pool backing them, may change (due, among other things, to the possibility that mortgage loans that comprise the pool may become delinquent or defaulted or may be removed or replaced and that similar or different mortgage loans may be added to the pool, and that one or more classes of Certificates may be split, combined or eliminated), at any time prior to the time sales to purchasers of the Certificates will first be made. You are advised that Certificates may not be issued that have the characteristics described in these materials. The underwriter's obligation to sell such Certificates to you is conditioned on the mortgage loans and Certificates having the characteristics described in these materials. If a material change does occur with respect to such Certificates, our contract will terminate, by its terms, without any further obligation or liability between us (an "Automatic Termination"). If an Automatic Termination does occur, the underwriter will notify you, and neither the issuer nor any underwriter will have any obligation to you to deliver all or any portion of the Certificates which you have committed to purchase, and none of the issuer nor any underwriter will be liable for any costs or damages whatsoever arising from or related to such non-delivery.

This free writing prospectus was prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding the pool assets and structure, including payments, interest rates, weighted average lives and weighted average loan age, loss, spreads, market availability and other matters. The actual amount, rate or timing of payments on any of the underlying assets may be different, and sometimes materially different than anticipated, and therefore the pricing, payment or yield information regarding the Certificates may be different from the information provided herein. There can be no assurance that actual pricing will be completed at the indicated value(s). In addition, pricing of the Certificates may vary significantly from the information contained in this free writing prospectus as a result of various factors, including, without limitation, prevailing credit spreads, market positioning, financing costs, hedging costs and risk and use of capital and profit. The pricing estimates contained herein may vary during the course of any particular day and from day to day. You should consult with your own accounting or other advisors as to the adequacy of the information in this free writing prospectus for your purposes.

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IRS CIRCULAR 230 NOTICE


THIS FREE WRITING PROSPECTUS IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, FOR THE PURPOSE OF AVOIDING U.S. FEDERAL, STATE OR LOCAL TAX PENALTIES. THIS FREE WRITING PROSPECTUS IS WRITTEN AND PROVIDED BY THE UNDERWRITERS IN CONNECTION WITH THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN. INVESTORS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

------------------------------------


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This has been prepared solely for informational purposes. It is not an offer, recommendation or solicitation to buy or sell, nor is it an official confirmation of terms. It is based on information generally available to the public from sources believed to be reliable. No representation is made that it is accurate or complete or that any returns indicated will be achieved. Changes to assumptions may have a material impact on any returns detailed. Past performance is not indicative of future returns. Price and availability are subject to change without notice. Additional information is available upon request.

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